May 5, 2005



Mail Stop 04-09

VIA U.S. MAIL AND FAX 1-972-836-8033

Mr.  Robert Werra
General Partner
Amrecorp Realty Fund II
2800 N. Dallas Pwky #100
Plano, TX 75093

RE:	Amrecorp Realty Fund II
Form 10-K for the year ended December 31, 2004

Dear Mr. Werra:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


							Sincerely,


Cicely Luckey
Accounting Branch Chief